EXHIBIT 3.1
AMENDMENT TO BYLAWS OF MACATAWA BANK CORPORATION

Section 5.1 of the Bylaws of Macatawa Bank Corporation is amended and restated to provide as follows:

ARTICLE V
OFFICERS

        5.1 Officers. The officers of the corporation shall be a president, a treasurer, and a secretary, all of whom shall be appointed by the Board of Directors. In addition, the Board of Directors may appoint one or more vice presidents who shall also be officers of the corporation if elected. Each officer shall hold office until his or her successor is appointed and qualified or until his or her earlier resignation or removal. None of the officers of the corporation need be directors. The officers shall be appointed at the first meeting of the Board of Directors after each annual shareholders meeting. The Board of Directors may also appoint, from among its members, a Chairman of the Board. The Chairman of the Board is not an officer or executive officer of the corporation unless he or she has also been appointed president or chief executive officer or otherwise appointed or designated as an officer of the corporation by the Board of Directors. Any two (2) or more offices may be held by the same person, but an officer shall not execute, acknowledge, or verify any instrument in more than one capacity if the instrument is required by law to be executed, acknowledge, or verified by two (2) or more officers.